MJ HOLDINGS, INC.

2580 S. Sorrel St.

Las Vegas, NV 89146

August 16, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, DC 20549-3561

Re:	MJ Holdings, Inc.
Withdrawal of Acceleration Request - Registration Statement on Form S-1 (File No. 333-266614)

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on August 12, 2022, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Tuesday, August 16, 2022, at 4:00 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Sincerely yours,

MJ Holdings, Inc.

By:	/s/ Roger Bloss
Roger Bloss
Chief Executive Officer

cc:	Scott Anderegg (Securities and Exchange Commission)
Gary L. Blum, Esq. (Law Offices of Gary L. Blum)